

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2024

Yavin Arieli
Chief Financial Officer
Ceva, Inc.
15245 Shady Grove Road, Suite 400
Rockville, MD 20850

> **Re: Ceva, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 7, 2024**
> **File No. 333-281323**

Dear Yavin Arieli:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Alfredo B.D. Silva